July 10, 2012

British Columbia Securities Commission	Alberta Securities Commission
PO Box 142, Pacific Centre	400 – 300 5 Avenue SW
701 West Georgia Street	Calgary, AB T2P 3C4
Vancouver, BC V7Y 1L2

Ontario Securities Commission
1903 - 20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

RE:	CARDERO RESOURCE CORP. (THE “COMPANY”)

We are writing in accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated July 4, 2012 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Accountants